Exhibit (a)(4)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
International Electronics, Inc.
at
$6.65 Net Per Share
by
Acquisition Sub 2007-2, Inc.,
a wholly-owned subsidiary of
Linear LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
TIME, ON FRIDAY, JUNE 22, 2007, UNLESS THE OFFER IS EXTENDED.

May 25, 2007

To Brokers, Dealers, Banks, Trust
     Companies and other Nominees:

          We have been appointed by Acquisition Sub 2007-2, Inc., a Massachusetts corporation (the “Purchaser”) and a wholly-owned subsidiary of Linear LLC, a California limited liability company (“Linear”), and Linear to act as Information Agent in connection with the Purchaser’s offer to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of International Electronics, Inc., a Massachusetts corporation (“International Electronics”), at $6.65 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 25, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitutes the “Offer”).

          Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

     Enclosed herewith are copies of the following documents:

1.	Offer to Purchase dated May 25, 2007;

2.	Letter of Transmittal to be used by shareholders of International Electronics in accepting the Offer;

3.

A printed form of letter that may be sent to your clients for whose account you hold Shares in your name or in the name of a nominee, with space provided for obtaining the clients’ instructions with regard to the Offer;

4.	Notice of Guaranteed Delivery with respect to the Shares;

5.	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9; and

6.	A return envelope addressed to The Bank of New York (the “Depositary) for your use only.

          The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, there being validly tendered and not validly withdrawn prior to the expiration of the Offer that number of Shares, considered together with all other Shares beneficially owned by Linear and its affiliates, that would represent 66-2/3% of Shares outstanding at the time of the expiration of the Offer (determined on a fully diluted basis). The Offer is also conditioned upon satisfaction of other conditions set forth in “The Tender Offer—Section 14—Certain Conditions of the Offer” of the Offer to Purchase.

          We urge you to contact your clients promptly. Please note that the Offer and any withdrawal rights will expire at 12:00 midnight, New York City time, on Friday, June 22, 2007, unless extended.

          The Board of Directors of International Electronics has unanimously determined that the Offer and the Merger (as defined below) are fair to and in the best interests of the shareholders of International Electronics, approved the Merger Agreement (as defined below) and the transactions contemplated thereby, including the Offer, on the terms and subject to the conditions set forth therein, and recommended that the shareholders of International Electronics accept the Offer and tender their Shares pursuant to the Offer.

          The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 14, 2007 (the “Merger Agreement”), by and among the Purchaser, Linear and International Electronics, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of all of the conditions thereto and in accordance with the Massachusetts Business Corporation Act (“MBCA”), the Purchaser will be merged with and into International Electronics, with the surviving entity, International Electronics, becoming a wholly-owned subsidiary of Linear (the “Merger”). At the effective time of the Merger, each Share that is outstanding and that has not been accepted for purchase pursuant to the Offer (other than Shares owned by Linear, the Purchaser, any wholly-owned subsidiary of Linear or Shares owned by International Electronics or its shareholders, if any, who are entitled to and properly exercise appraisal rights under Part 13 of the MBCA) will be converted into the right to receive the same price per Share paid pursuant to the Offer in cash, without interest. The Merger Agreement is more fully described in “The Tender Offer—Section 12—Purpose of the Offer; the Merger Agreement; Plans for International Electronics, Inc.” of the Offer to Purchase.

          In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) Share certificates (or a timely Book-Entry Confirmation) (as defined in the Offer to Purchase), (b) a properly completed and duly executed Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer effected pursuant to the procedures set forth in Section 2 of the Offer to Purchase, an Agent’s Message (as defined in the Offer to Purchase) in lieu of a Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price to be paid by the Purchaser for the Shares, regardless of any extension of the Offer or any delay in making payment.

          The Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than to the Depositary and the Information Agent) for soliciting tenders of Shares pursuant to the Offer. You will be reimbursed by the Purchaser upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your customers.

          Questions with respect to the Offer may be directed to us as Information Agent at our address and telephone number set forth on the back cover of the enclosed Offer to Purchase.

          Requests for additional copies of the enclosed materials may be obtained from us as Information Agent at our address and telephone number set forth on the back cover of the enclosed Offer to Purchase.

Very truly yours,

D.F. King & Co., Inc.

          NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON TO ACT ON BEHALF OF OR AS THE AGENT OF THE PURCHASER, INTERNATIONAL ELECTRONICS, THE DEPOSITARY OR THE INFORMATION AGENT OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.